

Mail Stop 4561

May 26, 2016

Barry Honig
Chief Executive Officer
Majesco Entertainment Company
4041-T Hadley Rd.
S. Plainfield, New Jersey 07080

Re: Majesco Entertainment Company
Registration Statement on Form S-3
Filed April 29, 2016
File No. 333-211031

Dear Mr. Honig:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You seek to register the resale of up to 21,024,978 shares of common stock, and you disclose that as of April 29, 2016, you had 13,583,875 shares of common stock outstanding. Given the size and nature of this offering, please provide us with your analysis as to why this offering is appropriately characterized a secondary offering under Securities Act Rule 415(a)(1)(i) and not an indirect primary offering with selling stockholders identified as underwriters and the shares of common stock offered and sold at a fixed price for the duration of the offering. For guidance, please refer to Question 612.09 of the Compliance and Disclosure Interpretations on Securities Act Rules.

2.   It appears that your current report on Form 8-K filed on May 26, 2016 was not timely filed, as it pertains to an event that occurred on May 10, 2016. See General Instruction B.1 to Form 8-K. Accordingly, to the extent you amend your registration statement on

Form S-3, please explain why you believe that you are eligible to register securities on Form S-3. Refer to General Instruction I.A.3(b) of Form S-3. Alternatively, you may amend your registration statement on Form S-1.

Cover Page

3. Please disclose that you currently have an effective shelf registration statement on Form S-3 (File No. 333-207564). Also disclose the dollar amount that remains unsold under the effective registration statement and state the dollar amount currently accessible under the registration statement based on your public float pursuant to Instruction 7 to General Instruction I.B.6 of Form S-3.

Selling Stockholders, page 9

4. Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If you determine that any selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

- the selling stockholder purchased the shares being registered for resale in the ordinary course of business; and
- at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

5. Please disclose the nature of any position, office, or other material relationship which any of the selling stockholders has had within the past three years with the company or any of its predecessors or affiliates. See Item 7 of Form S-3 and Item 507 of Regulation S-K. We note in this regard that several of the selling stockholders are officers and/or directors of the company.

6. It appears that the third column of the selling stockholder table, entitled "Percentage of Common Stock Beneficially Owned After this Offering," reflects the percentage of common stock beneficially owned *before* the offering. Please revise or advise.

7. We note that the preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder's beneficial ownership being in excess of 4.99% of the company's issued and outstanding common stock, together with all shares owned by the holder and its affiliates. Please explain how the ownership limitation impacts the calculation of beneficial ownership of affiliated entities such as Barry Honig, GRQ Consultants, Inc. 401K, GRQ Consultants, Inc. Roth 401K FBO Barry Honig and Marlin Capital Investments, LLC. Clarify whether each holder is subject to an ownership limitation, or whether the

ownership limitation applies to affiliated entities as a group. Also clarify whether the 4.99% ownership limitation is calculated based on Rule 13d-3 of the Exchange Act, or the number of shares issued and outstanding on a particular date.

8.   Several footnotes to the table state that the number of shares of common stock beneficially held by the applicable selling stockholder as presented in the table excludes certain shares due to the ownership limitation. For each applicable selling stockholder, please revise your footnote disclosure to disclose clearly the aggregate number and percentage of shares that would be beneficially owned by such selling stockholder before and after the offering, without regard to the ownership limitation.

Part II Information Not Required in Prospectus

Item 16. Exhibits, page II-2

9.   We refer to the transaction documents and amendments thereto that govern the December 17, 2014 and May 15, 2015 unit issuances, as well as the exchanges from April 30, 2015 and September 25, 2015, which documents are filed as exhibits to Forms 8-K filed on December 18, 2014, April 30, 2015, May 21, 2015 and October 1, 2015. See Item 601(b)(10) of Regulation S-K. The filed agreements are missing dates, conformed signatures and/or the attached exhibits. Please refile the fully executed copies and include all exhibits and attachments, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or me at (202) 551- 3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Harvey J. Kesner, Esq.
Sichenzia Ross Friedman Ference LLP